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UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934
(Amendment No. )*

Nanosphere, Inc.
(Name of Issuer)
Common Stock, $0.01 par value
(Title of Class of Securities)
63009F105
(CUSIP Number)
December 31, 2007
(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

     ☐ Rule 13d-1(b)

     ☐ Rule 13d-1(c)

     ☑ Rule 13d-1(d)

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No.	63009F105	Page	2	of	11

1	NAMES OF REPORTING PERSONS Lurie Investment Fund, L.L.C.

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
	(a) ☐
	(b) ☐

3	SEC USE ONLY

4	CITIZENSHIP OR PLACE OF ORGANIZATION

	Delaware

	5	SOLE VOTING POWER

NUMBER OF		0

SHARES	6	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		3,361,370

EACH	7	SOLE DISPOSITIVE POWER
REPORTING
PERSON		0

WITH:	8	SHARED DISPOSITIVE POWER

		3,361,370

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

	3,361,370

10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)

	☐

11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

	15.07%

12	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

	OO

CUSIP No.	63009F105	Page	3	of	11

1	NAMES OF REPORTING PERSONS Eagle Capital Management, LLC

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
	(a) ☐
	(b) ☐

3	SEC USE ONLY

4	CITIZENSHIP OR PLACE OF ORGANIZATION

	Delaware

	5	SOLE VOTING POWER

NUMBER OF		0

SHARES	6	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		3,385,694

EACH	7	SOLE DISPOSITIVE POWER
REPORTING
PERSON		0

WITH:	8	SHARED DISPOSITIVE POWER

		3,385,694

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

	3,385,694

10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)

	☐

11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

	15.17%

12	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

	OO

CUSIP No.	63009F105	Page	4	of	11

1	NAMES OF REPORTING PERSONS Alfa-Tech, LLC

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
	(a) ☐
	(b) ☐

3	SEC USE ONLY

4	CITIZENSHIP OR PLACE OF ORGANIZATION

	Delaware

	5	SOLE VOTING POWER

NUMBER OF		0

SHARES	6	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		1,267,172

EACH	7	SOLE DISPOSITIVE POWER
REPORTING
PERSON		0

WITH:	8	SHARED DISPOSITIVE POWER

		1,267,172

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

	1,267,172

10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)

	☐

11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

	5.71%

12	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

	OO

CUSIP No.	63009F105	Page	5	of	11

1	NAMES OF REPORTING PERSONS AOQ Trust

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
	(a) ☐
	(b) ☐

3	SEC USE ONLY

4	CITIZENSHIP OR PLACE OF ORGANIZATION

	Illinois

	5	SOLE VOTING POWER

NUMBER OF		0

SHARES	6	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		1,161,393

EACH	7	SOLE DISPOSITIVE POWER
REPORTING
PERSON		0

WITH:	8	SHARED DISPOSITIVE POWER

		1,161,393

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

	1,161,393

10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)

	☐

11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

	5.24%

12	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

	OO

CUSIP No.	63009F105	Page	6	of	11

1	NAMES OF REPORTING PERSONS Mark Slezak

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
	(a) ☐
	(b) ☐

3	SEC USE ONLY

4	CITIZENSHIP OR PLACE OF ORGANIZATION

	United States of America

	5	SOLE VOTING POWER

NUMBER OF		0

SHARES	6	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		6,474,758

EACH	7	SOLE DISPOSITIVE POWER
REPORTING
PERSON		0

WITH:	8	SHARED DISPOSITIVE POWER

		6,474,758

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

	6,474,758

10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)

	☐

11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

	28.99%

12	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

	IN

CUSIP No.	63009F105	Page	7	of	11

Item 1(a)	Name of Issuer:

Nanosphere, Inc. (the “Issuer”)

Item 1(b)	Address of Issuer’s Principal Executive Offices:

4088 Commercial Avenue
Northbrook, Illinois 60062

Item 2(a)	Name of Person Filing:

Lurie Investment Fund, L.L.C.
Eagle Capital Management, LLC
Alfa-Tech, LLC
AOQ Trust
Mark Slezak

Item 2(b)	Address of Principal Business Office or, if none, Residence:

The business address for each of the reporting persons is:

c/o Lurie Investments, Inc.
440 West Ontario Street
Chicago, Illinois 60610

Item 2(c)	Citizenship:

Lurie Investment Fund, L.L.C. is a Delaware limited liability company.
Eagle Capital Management, LLC is a Delaware limited liability company.
Alfa-Tech, LLC is a Delaware limited liability company.
AOQ Trust is a trust administered under the laws of Illinois.
Mark Slezak is a citizen of the United States.

Item 2(d)	Title of Class of Securities:

Common Stock, $0.01 par value (“Common Stock”)

Item 2(e)	CUSIP Number:

63009F105

Item 3.	If this statement is filed pursuant to §§240.13d-1(b) or 240.13d-2(b) or (c), check whether the person filing is a:

(a) [ ] Broker or dealer registered under section 15 of the Act (15 U.S.C. 78o);

(b) [ ] Bank as defined in section 3(a)(6) of the Act (15 U.S.C. 78c);

(c) [ ] Insurance company as defined in section 3(a)(19) of the Act (15 U.S.C. 78c);

(d) [ ] Investment company registered under section 8 of the Investment Company Act of 1940 (15 U.S.C. 80a-8);

CUSIP No.	63009F105	Page	8	of	11

(e) [ ] An investment adviser in accordance with §240.13d-1(b)(1)(ii)(E);

(f) [ ] An employee benefit plan or endowment fund in accordance with §240.13d-1(b)(1)(ii)(F);

(g) [ ] A parent holding company or control person in accordance with §240.13d-1(b)(1)(ii)(G);

(h) [ ] A savings associations as defined in Section 3(b) of the Federal Deposit Insurance Act (12 U.S.C. 1813);

(i) [ ] A church plan that is excluded from the definition of an investment company under Section 3(c)(14) of the Investment Company Act of 1940 (15 U.S.C. 80a-3);

(j) [ ] Group, in accordance with §240.13d-1(b)(1)(ii)(J).

Item 4.	Ownership

(a)	Amount beneficially owned:

	Lurie Investment Fund, L.L.C.	3,361,370 shares
	Eagle Capital Management, LLC	3,385,694 shares
	Alfa-Tech, LLC	1,267,172 shares
	AOQ Trust	1,161,393 shares
	Mark Slezak	6,474,758 shares

(b)	Percent of class:

	Lurie Investment Fund, L.L.C.	15.07%
	Eagle Capital Management, LLC	15.17%
	Alfa-Tech, LLC	5.71%
	AOQ Trust	5.24%
	Mark Slezak	28.99%
Based on 22,176,055 shares of Common Stock outstanding as of December 10, 2007 as reported by the Issuer on its Quarterly Report on Form 10-Q for the fiscal quarter ended September 30, 2007, as filed with the Securities and Exchange Commission on
December 13, 2007.

(c)	Number of shares as to which the person has:

(i) Sole power to vote or to direct the vote

	Lurie Investment Fund, L.L.C.	0 shares
	Eagle Capital Management, LLC	0 shares
	Alfa-Tech, LLC	0 shares
	AOQ Trust	0 shares
	Mark Slezak	0 shares

(ii) Shared power to vote or to direct the vote
	Lurie Investment Fund, L.L.C.	3,361,370 shares
	Eagle Capital Management, LLC	3,385,694 shares
	Alfa-Tech, LLC	1,267,172 shares
	AOQ Trust	1,161,393 shares
	Mark Slezak	6,474,758 shares

CUSIP No.	63009F105	Page	9	of	11

(iii) Sole power to dispose or direct the disposition of
Lurie Investment Fund, L.L.C.	0 shares
Eagle Capital Management, LLC	0 shares
Alfa-Tech, LLC	0 shares
AOQ Trust	0 shares
Mark Slezak	0 shares

(iv) Shared power to dispose or to direct the disposition of
Lurie Investment Fund, L.L.C.	3,361,370 shares
Eagle Capital Management, LLC	3,385,694 shares
Alfa-Tech, LLC	1,267,172 shares
AOQ Trust	1,161,393 shares
Mark Slezak	6,474,758 shares
Mr. Slezak is (i) the managing member of Eagle Capital Management, LLC, which is the executive managing member of Lurie Investment Fund, L.L.C. and the managing member of Alfa-Tech, LLC, and (ii) a trustee of AOQ Trust. Mr. Slezak, therefore, may be deemed to be the beneficial owner of the shares described above. Mr. Slezak disclaims beneficial ownership of such shares, except to the extent of his pecuniary interest therein.

Item 5.	Ownership of Five Percent or Less of a Class

Not Applicable.

Item 6.	Ownership of More than Five Percent on Behalf of Another Person

Not Applicable.

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company or Control Person

Not Applicable.

Item 8.	Identification and Classification of Members of the Group

Not Applicable.

Item 9.	Notice of Dissolution of Group

Not Applicable.

Item 10.	Certification

Not Applicable.

CUSIP No.	63009F105	Page	10	of	11
SIGNATURE
     After reasonable inquiry and to the best of my knowledge and belief, each of the undersigned certify that the information set forth in this statement is true, complete and correct.
Dated: February 12, 2008

Lurie Investment Fund, L.L.C. By: Eagle Capital Management, LLC Executive Managing Member
By:	/s/ Mark Slezak
Mark Slezak
Sole Member

Eagle Capital Management, LLC
By:	/s/ Mark Slezak
Mark Slezak
Sole Member

Alfa-Tech, LLC By: Eagle Capital Management, LLC Managing Member
By:	/s/ Mark Slezak
Mark Slezak
Sole Member

AOQ Trust
By:	/s/ Mark Slezak
Mark Slezak
Trustee

By:	/s/ Mark Slezak
Mark Slezak